SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        The Registrant files as Exhibit 1 to this Report on Form 6-K, the results of its Extraordinary General Meeting of Shareholders held on February 21, 2006 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel, and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

        Following an extraordinary general meeting of the shareholders of Elbit Vision Systems Ltd. on February 21, 2006 held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Israel at 11:00 A.M., at which 16,532,276 shares were present (whether in person or by proxy) constituting 61.8 % of all shares of the Company as of January 25, 2006 (the record date), the following resolutions were adopted:

    1.        To approve and ratify the Agreement between the Company and Mivtach-Shamir Holdings Ltd. (“Mivtach”) and all the transactions contemplated thereunder (the “Transaction”), in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting, including the appointment of Mr. David Gal as a director of the Company and the payment of his compensation in accordance with the terms as described in the Proxy Statement circulated in connection with the Meeting; and to further approve the Transaction as a private placement with the intention of providing over 25% or 45% of the Company’s voting power, as applicable, in accordance with Section 328(b)(1) of the Israeli Companies Law-1999, as amended, as follows: (i) Mivtach, upon conversion of the Loan (as defined in the Proxy Statement circulated in connection with the Meeting) and the full exercise of the Warrant (as defined in the Proxy Statement circulated in connection with the Meeting), will hold over 25% of the Company’s voting power; (ii) the shareholders party to the Interim Agreement (as defined in the Proxy Statement circulated in connection with the Meeting), will together hold over 25% of the Company’s voting power; and (iii) the shareholders party to the New Agreement (as defined in the Proxy Statement circulated in connection with the Meeting), will together hold over 45% of the Company’s voting power.

        Since parties to the proposed shareholder agreement between Mivtach-Shamir Holdings Ltd., Nir Alon, Nir Alon Holdings GmbH, Elbit Ltd. and M.S. Master Investments (2002) Ltd. together hold over 25% of the Company’s voting power, this resolution was passed by the special majority provided for by Section 275 of the Israel Companies Law.

    2.        That the Amended Articles of Association of the Company (as defined in the Proxy Statement circulated in connection with the Meeting) are hereby adopted and approved.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: February 22, 2006